Woodside Capital Securities, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of significant accounting policies

Basis of presentation
Woodside Capital Securities, LLC (the Company) is a single member limited liability company wholly owned by Woodside Capital Partners and formed in August 2009 under the laws of the State of Delaware. In October 2010, the Company registered as a broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions executed in the software, hardware and life sciences marketplaces. The Company also performs market research that is sold to institutional investors. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Revenues
Commission income consists of success fees recorded as earned pursuant to the terms of investment banking agreements.

Research income is recorded as earned when the services are provided and the fee is fixed in accordance with the terms of the research agreements.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank, in interest and non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2015, the Company determined that an allowance for doubtful accounts was not necessary.

Note 1 - Summary of significant accounting policies (continued)

Income taxes
The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included in the income tax return of the member.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2012 to 2015 are open for examination by the Internal Revenue Service and years 2011 to 2015 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 - Transactions with member

Under the terms of an expense sharing agreement, the Company receives the benefit of certain office and administrative services provided by its member. For the year ended December 31, 2015, the Company received these services at no charge.

Commission expense in the accompanying statement of income includes $685,366 paid to an affiliate of the Company's member.

Note 3 - Concentrations

During the year ended December 31, 2015 revenue from two clients/contracts amounted to 76 percent of total revenues.

As of December 31, 2015, and at other times during the year then ended, amounts on deposit with a commercial bank exceeded federally insured limits.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Management concluded that no material subsequent events have occurred since December 31, 2015 that required recognition or disclosure in such financial statements.

Note 5 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2015, the Company had net capital of $596,748, which exceeded its required net capital by $589,218, and the ratio of aggregate indebtedness to net capital was .19 to 1.